February 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Gulfport Energy Corporation (the “Registrant”) and subsidiary guarantors listed on Schedule I hereto (“Co-Registrants” and, together with the Registrant, the “Registrants”)

Registration Statement on Form S-4

File No. 333-222592

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-222592), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on January 18, 2018 (the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrants respectfully request that the effective date for the Registration Statement be accelerated to February 12, 2018 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 252-4517 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

GULFPORT ENERGY CORPORATION

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134, (405) 252-4600 www.gulfportenergy.com

United States Securities and Exchange Commission

February 8, 2018

JAGUAR RESOURCES LLC

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

PUMA RESOURCES, INC.

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

GATOR MARINE, INC.

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

GATOR MARINE IVANHOE, INC.

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

WESTHAWK MINERALS LLC

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

GULFPORT APPALACHIA, LLC

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

GULFPORT MIDSTREAM HOLDINGS, LLC

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

GULFPORT MIDCON, LLC

/s/ Keri Crowell
Keri Crowell
Chief Financial Officer

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP

United States Securities and Exchange Commission

February 8, 2018

SCHEDULE I

CO-REGISTRANTS

1.	Jaguar Resources LLC, a Delaware limited liability company

2.	Puma Resources, Inc., a Delaware corporation

3.	Gator Marine, Inc., a Delaware corporation

4.	Gator Marine Ivanhoe, Inc., a Delaware corporation

5.	Westhawk Minerals LLC, a Delaware limited liability company

6.	Gulfport Appalachia, LLC (formerly known as Gulfport Buckeye LLC), a Delaware limited liability company

7.	Gulfport Midstream Holdings, LLC, a Delaware limited liability company

8.	Gulfport MidCon, LLC, a Delaware limited liability company